www.linkedin.com/in/robert-kachmar-pmp-pmi-acp (LinkedIn)

Top Skills

Software Project Management
PMP
Change Management

Certifications

Project Management Professional
(PMP)®

AWS Certified Solutions Architect –
Associate

SQL (ANSI) - Master Level

AWS Certified Cloud Practitioner

Robert Kachmar, PMP, PMI-ACP

Chief Technology Officer at Wallabing Inc.
Dallas-Fort Worth Metroplex

Summary

SOLUTION FOCUSED information technology executive with
a history of success in software development, technical project
management, leading cross-functional teams, and strengthening
vendor/client relationships.

Experience

Wallabing Inc.
Chief Technology Officer
January 2021 - Present (2 years 7 months)
Dallas-Fort Worth Metroplex

- Manage all aspects of technology, including Laravel PHP web development,
Flutter mobile app development, 3CX phone system, AWS infrastructure,
Microsoft 365 tools, Oracle NetSuite, and many other integrations.
- Drove the development team to achieve Wallabing's official production launch
in less than 3 months, ending a series of delays from the previous year.

Apex Clearing Corporation
Director of Technical Project Management
2012 - 2021 (9 years)
Dallas/Fort Worth Area

- Integrated a Structure project management tool for JIRA, leveling up
organization and transparency of projects across the firm
- Drove Agile teams in the development of a real-time REST based account
opening API, with real-time customer identity validations, outpacing industry
competitors
- Saved $240k in the first year of replacing a batch-based CIP vendor with
Equifax, turning the service into a profit center going forward
- Achieved the most successful DR Test at Apex to-date, coordinating efforts of
10 Agile technology teams and 60 participants throughout the firm
- Created a $20k+ per day revenue stream with the development of a fully paid
securities lending product

- Spearheaded various Agile teams with system projects for cash management, including the replacement of the legacy system's internal workflow and ACH processing, as well as migrating check printing and FDIC products to new vendors
- Key leader of a datacenter migration, which involved upgrading, moving and/or decommissioning all company systems, designed the complex interdependent schedule for all of Technology, and directed a team of ten offshore developers
- $100k added annually to the bottom line by personally reverse engineering a legacy ACAT system and creating a ground-up web app with C#, ASP.NET, jQuery, and CSS
- Includes other positions of Principal Engineer, Project Manager, and Development Manager

Penson Financial Services
8 years

Director of Software Engineering
2011 - 2012 (1 year)
Dallas/Fort Worth Area

- Key technology leader at the 2nd largest securities clearing firm in the nation, which regularly processed 2 million trade executions totaling 20 billion shares, with a customer account base over 1 million
- Drove numerous high-impact projects simultaneously in a fast-paced service-oriented environment which had a web portal with over 1 million users and daily processing of over 3 million web service calls and 150gb of data from numerous sources across dozens of SQL Servers
- Achieved firm-wide operational savings of 22% with the Broadridge conversion project and successfully completed a cash management system integration, a new modular transaction messaging system, implemented continuous automated builds, automated web browser acceptance testing, and the Agile Scrum methodology within product teams

Software Engineering Manager
2004 - 2011 (7 years)
Dallas/Fort Worth Area

- Saved $250k annually by building a full end-to-end enterprise cash management system
- Reduced quality defects by 50% by designing a technique for automating unit testing of SQL stored procedures
- Achieved performance gains in excess of 80% in mission-critical processes

- Includes prior positions of Lead Developer and Developer

Ford Distributing
Director of Technology
2003 - 2004 (1 year)
Plano, Texas

- $40k added to profits annually by increasing operational efficiencies with information system solutions
- Developed a VB.NET based B2B integrated solution and a WAP based mobile application

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Education

Southern Methodist University - Cox School of Business
Bachelor of Business Administration (B.B.A.), Double Major in Management Information Systems and Organizational Behavior

Southern Methodist University - Dedman College
Bachelor of Arts (B.A.), Economics